October 11, 2024

Suzanne Foster
Chief Executive Officer and Director
AdaptHealth Corp.
220 West Germantown Pike, Suite 250
Plymouth Meeting, PA 19462

       Re: AdaptHealth Corp.
           Definitive Proxy Statement on Schedule 14A
           Filed April 26, 2024
Dear Suzanne Foster:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Disclosure Review
Program